Consent of Independent Auditors

The Board of Directors
Biogan International, Inc.

Biogan International, Inc.
Acquisition of certain assets of Hechi Industrial Co., Ltd.
("the Acquisition")

Dear Sirs,

We consent to the inclusion in the Current Report on Form 8-K/A of our reports dated October 25, 2002, on the combined financial statements of Guangxi Guanghe Metals Co., Ltd., Hechi Copper Refinery Plant, Wuxu Mining Plant and 9% equity interest in GaoFeng Mining Co., Ltd. for the three-month period ended March 31, 2002 and the six-month period ended June 30, 2002, respectively, relating to the Acquisition, and to all references to our firm's name in the form and context in which they are included in the Current Report in Form 8-K/A.

KPMG Huazhen
Beijing, People's Republic of China
October 31, 2002